news release

ArcelorMittal requests MoU for planned steel plant in Keonjhar is not renewed; continues with projects in Jharkhand and Karnataka

Luxembourg, July 17th, 2013 – ArcelorMittal has met today with the Government of Odisha’s Chief Secretary to inform him that the company has decided not to progress with its planned construction of an integrated steel plant and a captive power plant in the district of Keonjhar.

ArcelorMittal initially planned to construct a 12 million tonne integrated steel plant in Keonjhar and signed a Memorandum of Understanding (MoU) with the Government of Odisha in December 2006.

Since that date, ArcelorMittal has completed important milestones such as the completion of a feasibility report, an environmental impact assessment study and other relevant technical reports, as well as holding eight gram sabhas (public hearings) and investing in a number of CSR projects.

However, unfortunately the project has faced significant external delays. ArcelorMittal has not been able to acquire the requisite land for the steel plant, nor has it been able to ensure captive iron ore security, which is a necessary requirement for the project. Therefore, taking into account the current economic climate, ArcelorMittal has concluded it will no longer be pursuing its plans for a steel plant in Keonjhar at this stage.

This announcement does not affect ArcelorMittal’s plan to pursue its two other Indian projects in Jharkhand and Karnataka.

Vijay Bhatnagar, executive vice president and member of the management committee, CEO of India and China: “Over the last seven years we have invested considerable resources into this project; however, the delays relating to land acquisition and allocation of captive iron ore blocks means this project is no longer viable.  Nevertheless, we will continue to pursue our other two projects in Jharkhand and Karnataka, both of which are making steady progress.”